FOR IMMEDIATE RELEASE                   Contact:   Guy T. Marcus
October 22, 1996                                   Vice President-Inv. Rel.
                                                   (214) 978-2691

          HALLIBURTON 1996 THIRD QUARTER EARNINGS INCREASE 20 PERCENT

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) reported net income of $82.6 million, or $.71 per share, for the 1996 third quarter, an improvement of 20 percent compared to the continuing operations of the year earlier quarter.

     The 1996 third quarter net income includes pre-tax reorganization charges, primarily related to Brown & Root, totalling $65.3 million ($42.7 million after-tax). These charges were offset by $43.7 million of tax benefits for the recognition of net loss carry forwards and the settlement during the third quarter of various issues with the Internal Revenue Service. Excluding the special charges and tax benefits, Halliburton's earnings were $.71 per share for the 1996 third quarter -- no change from reported earnings.

     The Energy Services business segment's revenues were $779.0 million for the 1996 third quarter, a 14 percent increase compared to the year earlier quarter. Substantial growth was experienced in the United States where revenues increased by 21 percent over the 1995 third quarter. Higher activity levels in the Gulf of Mexico, the Permian Basin and South Texas areas all contributed to the growth in the United States.

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     The Energy Services  segment's  operating  income was $101.8 million in the
1996 third quarter, 15 percent above the year earlier period. Operating margins improved to 13.1 percent in the 1996 third quarter.

     The Engineering and Construction business segment's revenues increased 28 percent, compared to a year earlier, to $1,034.3 million in the 1996 third quarter. Included in the segment are revenues of $371.1 million attributable to the Brown & Root Energy Services business unit. Operating income totalled $37.5 million, up 20 percent from the 1995 third quarter. Operating margins were 3.6 percent in the 1996 third quarter.

     Dick Cheney, Halliburton Company's chairman of the board, president and chief executive officer, said, "While Halliburton has achieved considerable improvement in financial results during 1996, we are in the process of implementing significant new programs to further boost our future performance. One major program which should contribute to future growth and earnings is the focusing of all upstream petroleum industry activities into the company's Energy Services business segment. Beginning in the 1996 fourth quarter the Energy Services business segment will include Halliburton Energy Services; the upstream engineering and construction business of Brown & Root Energy Services; the integrated exploration and production information systems and professional services of recently acquired Landmark Graphics Corporation; and a new contract-to-produce organization which is being formed to create business

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opportunities  for the  development,  production and operation of customers' oil and gas fields. The combination of these businesses under a common management and operating structure will improve the efficiencies of providing such services.

     "In addition, we are in the process of restructuring the Engineering and Construction business segment in a manner that will better position the segment for future growth and profitability. A similar program at the Energy Services business segment several years ago has proved to be very successful. This program demonstrates our commitment to the Brown & Root, Inc. business unit and our objective of building a stronger presence in the engineering and construction industry.

     "A third effort is a company-wide shared services initiative which commenced during the third quarter of 1996. The shared services initiative will bring all of the company's business services - from accounting to real estate - under a new single management structure. We expect significant cost savings to result from shared services.

     "The costs of implementing these programs are reflected in the 1996 third quarter $65.3 million pre-tax charge. We expect a rapid payback on these initiatives."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

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
                               HALLIBURTON COMPANY
                                   (UNAUDITED)

                            Quarter Ended     Nine Months Ended
                            September 30         September 30
                         --------- --------  --------- ---------
                           1996      1995       1996     1995
                         --------- --------  --------- ---------
                     Millions of dollars except per share data
Revenues
 Energy services         $  779.0  $  683.0   $2,163.8  $1,881.6
 Engineering and
  construction services   1,034.3     806.8    3,087.7   2,279.7
                         --------- ---------  --------- ---------
  Total revenues         $1,813.3  $1,489.8   $5,251.5  $4,161.3
                         ========= =========  ========= =========
Operating income
 Energy services         $  101.8  $   88.2   $  261.2  $  211.5
 Engineering and
  construction services      37.5      31.2       86.2      80.2
 Special charges            (65.3)        -      (65.3)       -
 General corporate           (9.2)     (8.3)     (26.4)    (21.9)
                         --------- ---------  --------- ---------
  Total operating income     64.8     111.1      255.7     269.8

Interest expense             (6.8)    (15.0)     (17.5)    (40.1)
Interest income               4.0      10.0        9.5      24.2
Foreign currency
 gains (losses)              (0.5)     (2.5)      (2.5)      0.6
Other nonoperating, net      (0.2)      0.1       (0.2)     (0.5)
                         --------- ---------  --------- ---------
Income from continuing operations
 before income taxes and
 minority interest           61.3     103.7      245.0     254.0

Benefit (provision)
 for income taxes            21.3     (34.9)     (43.8)    (92.1)
                         --------- ---------  --------- ---------
Income from continuing
  operations                 82.6      68.8      201.2     161.9

Loss from discontinued
 operations, net of
 income taxes                   -     (67.7)         -     (65.5)
                         --------- ---------  --------- ---------
Net income               $   82.6  $    1.1   $  201.2  $   96.4
                         ========= =========  ========= =========

Income (loss) per share:*
 Continuing operations   $   0.71  $   0.60   $   1.74  $   1.41
 Discontinued operations        -     (0.59)         -     (0.57)
 Net income                  0.71      0.01       1.74      0.84

Average common and common
 share equivalents
 outstanding                115.6     114.6      115.6     114.4

* Per share amounts are based upon average number of common and common share equivalents outstanding.

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